NOT FOR DISTRIBUTION IN THE U.S.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 8, 2007

TSX Venture Exchange:              EMR

OTC Bulletin Board:              EGMCF

U.S. 20-F Registration:       000-51411

Frankfurt Stock Exchange:          EML

EMGOLD ANNOUNCES $10,000,000 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce that it has entered into an agreement with M Partners Inc. (“M Partners” or the “Agent”), to act as its exclusive lead agent in connection with a brokered private placement offering (the “Offering”) on a best efforts basis to raise gross proceeds of up to $10,000,000 through the offer and sale of units of the Company.

The Company will issue up to 50 million units (the “Units”) at a price of $0.20 per Unit.  Each Unit will comprise one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share for a period of 24 months from closing at an exercise of $0.35 per share.

The Agent will receive a cash fee equal to 8% of the aggregate gross proceeds of the Offering and compensation warrants exercisable to acquire that number of units that is equal to 8% of the total number of units sold in the Offering, at an exercise price of $0.20 per unit for a period of 18 months from closing.

All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The proceeds of the Offering will be used to complete permitting on the Company’s Idaho-Maryland gold project, basic engineering of long lead items for the mine in anticipation of receipt of the permit and for general corporate purposes.

The Company has been working on permitting the Idaho-Maryland Mine in Grass Valley, California.  The Idaho-Maryland project is entering the final stages of the permitting process and will require significant expenditures on third party consultants to complete the Environmental Impact Report and associated studies and applications to the City of Grass Valley as Lead Agency. In addition the Company is initiating design and engineering in preparation for dewatering the Idaho Maryland gold mine, the design of the decline, the head frame and hoist house for the New Brunswick shaft, associated underground development and infrastructure services and facilities. The intention is to have significant design and costing work completed by the anticipated grant of permit date so that initial mine development work can commence soon thereafter.

For more information about Emgold, the Idaho-Maryland Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.